

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports Third Quarter Fiscal 2018 Financial Results

October 5, 2018 - Vancouver, British Columbia — Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy", "Trilogy Metals" or "the Company") is pleased to report its third quarter results for the period ended August 31, 2018. Details of the Company's financial results are contained in the unaudited interim consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Third Quarter 2018 Highlights:

- Strong cash position of $30.5 million and working capital of $27.2 million.

- On June 5, 2018 the Company announced a maiden cobalt resource of 182.4 million tonnes grading 0.019% Co for 77 million pounds of inferred resources (see Table 1 for details).

- On July 20, 2018 the Company announced the filing of an updated technical report for the Bornite Project incorporating the cobalt resource and updates from the 2017 drill program at the Bornite Project.

- On August 23, 2018 the Company announced an expansion of the Bornite drilling program, with its partner, South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32"), funding an additional $800,000 for the Company to add two drill rigs, which have subsequently completely four holes totaling approximately 2,170 meters.

The 2018 program and budget at the Bornite Project which was originally $10 million, includes in-fill and off-set drilling to better define and expand the high-grade copper resources at Bornite, was increased during the quarter to $10.8 million with a focus on adding additional drilling towards the end of the field program. Camp opened during mid-May and a seismic program was completed in early June. Results from the seismic program have now been received and the technical teams at the Company and South32 intend to meet later this year to review and analyze the information collected.

Three drill rigs started up in June to complete a planned field program of approximately 8,000 meters of drilling. Two drill rigs were added towards the end of the field season for an additional 2,170 meters of drilling.   Initial assay results from hole RC18-0247 were released in a press release dated August 23, 2018 with results from the remainder of the drilling program anticipated to be released throughout the fall. Drilling at the Bornite Project completed on September 19, 2018.

The 2018 program and budget at the Arctic Project of $6.7 million includes the work performed to date on the Arctic PFS and work to advance the Arctic Project towards feasibility

and permitting. In May 2018, the Company completed an ore sorting test at the Steinert facility in Walton, Kentucky and a summary report has been received from Steinert. The Company and Ausenco are reviewing operating and capital cost implications of incorporating ore sorting into the overall design to decide if ore sorting will be included into the final feasibility design or not. Results from this review are expected by the end of the year. One drill started up in June at Arctic to collect feasibility level geotechnical and hydrological data for the tailings dam and waste storage facility sites identified in the Arctic PFS. Approximately 695 meters of geotechnical and hydrological drilling was completed. Engineering studies are planned to include additional metallurgical, tailings and waste dump design, water treatment and water balance studies to support permitting and the feasibility study. In addition, we continue to collect baseline environmental data on hydrology, meteorology and archeology. We are preparing for the submission of permits for the Arctic mine in 2019.

We will be continuing to work closely with The Alaska Industrial Development and Export Authority (“AIDEA”) (the proponent for the Ambler Mining District Industrial Access Project (“AMDIAP”)) to advance the permitting process on the AMDIAP throughout 2018. On April 30, 2018 the Bureau of Land Management (“BLM”) released the Ambler Road Environmental Impact Statement Scoping Summary Report. Permitting of the AMDIAP under the National Environmental Policy Act’s Environmental Impact Statement (“EIS”) process has now concluded the “Scoping Phase” of permitting and has moved to the “Draft EIS Phase”. Per the BLM’s website, the Draft EIS is scheduled to be released for public comment by the end of March 2019.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except for per share amounts

	Three months ended		Nine months ended	
Selected expenses	**August 31, 2018 $**	**August 31, 2017 $**	**August 31, 2018 $**	**August 31, 2017 $**
General and administrative	376	273	1,175	1,050
Mineral properties expense	9,051	8,471	12,657	10,407
Professional fees	13	86	286	404
Salaries	286	218	738	683
Salaries – stock-based compensation	204	104	1,277	603
Investor relations	59	107	261	263
Loss and comprehensive loss for the period	9,920	8,992	16,530	14,378
Basic and diluted loss per common share	$0.08	$0.09	$0.14	$0.14

For the three months ended August 31, 2018, Trilogy reported a net loss of $9.9 million (or $0.08 basic and diluted loss per common share) compared to a net loss of $9.0 million for the corresponding period in 2017 (or $0.09 basic and diluted loss per common share). This variance was primarily due to the difference in mineral properties expense due to the size and timing of the field programs. An increase of $0.6 million of mineral property expenses occurred during the three months ended August 31, 2018 compared to the three months ended August 31, 2017.

Other differences noted for the comparable periods were i) an increase in general and administrative expenses to support the increased field program at the UKMP; ii) a slight

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decrease in professional fees as legal fees associated with an equity financing in the second quarter have all been capitalized under share issue costs; iii) an increase in salaries and stock-based compensation due to new hires in the quarter as well as the granting of additional stock options; and iv) a decrease in investor relations expenses as costs associated with the analyst tours of the projects have been captured under general and administrative expenses.

The basic and diluted loss per common share of $0.08 for the three months ended August 31, 2018 has decreased from the basic and diluted loss per common share of $0.09 for the three months ended August 31, 2017 due primarily by the activities affecting the loss for the period as described above, offset by an increase in the weighted average number of shares outstanding for the three months ended August 31, 2018.

For the nine months ended August 31, 2018, Trilogy reported a net loss of $16.5 million (or $0.14 basic and diluted loss per common share) compared to a net loss of $14.4 million for the corresponding period in 2017 (or $0.14 basic and diluted loss per common share). This variance was primarily due to the increased activity level at our projects which are recorded as mineral properties expense. An increase of $2.3 million of mineral property expenses occurred during the nine months ended August 31, 2018 compared to the nine months ended August 31, 2017 due to the work performed for the Arctic PFS in 2018 with no comparable activity in 2017. Similar to the activity levels for the three months ended August 31, 2018, other differences noted relate to i) a small increase in general and administrative expenses; ii) a decrease in professional fees as legal costs related to the financing completed on April 20, 2018 are recorded as issuance costs in shareholders equity; iii) and a slight increase in salaries due to new hires as well as a significant increase in stock based compensation due to the accelerated amortization of new options that were granted during the nine month period ended August 31, 2018.

The basic and diluted loss per common share of $0.14 for the nine months ended August 31, 2018 is consistent with the basic and diluted loss per common share of $0.14 for the nine months ended August 31, 2017. The operating activities increasing the loss as described above have been offset by the dilutive effect of an increase in the weighted average number of shares outstanding for the nine months ended August 31, 2018.

Bornite Project

On June 5, 2018 the Company announced a maiden cobalt resource with the following highlights:

- At a base case 0.50% copper cut-off grade, and within the combined Indicated and Inferred Cu resource pit shell, the Bornite Project is estimated to contain in-pit Inferred Resources of 124.6 million tonnes grading 0.017% Co for 45 million pounds of contained cobalt (see Table 1 for details).

- Below the resource limiting pit shell and at a base case cut-off grade of 1.5% copper, the Bornite Project is estimated to contain additional Inferred Resources of 57.8 million tonnes grading 0.025% Co for 32 million pounds of contained cobalt.

- Total Inferred Resources (in-pit and below-pit) of 182.4 million tonnes grading 0.019% Co for 77 million pounds of contained cobalt (see Table 1 for details).

Table 1: Estimate of Cobalt Mineral Resources for the Bornite Deposit

Type	Cut-off (Cu%)	Tonnes (million)	Average Grade Co (%)	Contained Metal Co (Mlbs)
In-Pit	0.5	124.6	0.017	45
Below-Pit	1.5	57.8	0.025	32
Total Inferred		**182.4**	**0.019**	**77**

(1)   Resources stated as contained within a pit shell developed using a metal price of US$3.00/lb Cu, mining costs of US$2.00/tonne, milling costs of US$11/tonne, G&A cost of US$5.00/tonne, 87% metallurgical recoveries and an average pit slope of 43 degrees.
(2)   Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
(3)   It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with additional exploration.
(4)   See "Cautionary Note to United States Investors".

Qualified Persons

Andrew W. West, Certified Professional Geologist, Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Patrick Donnelly
Vice President, Corporate Communications & Development
patrick.donnelly@trilogymetals.com
604-630-3569

info@trilogymetals.com
604-638-8088 or 1-855-638-8088



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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, the future price of copper, costs of production, capital expenditures, costs and timing of the development of projects, the likelihood and timing of the AMDIAP, the potential future development of the Bornite and Arctic Projects (the "UKMP Projects"), the future operating or financial performance of the Company, planned expenditures and the anticipated activity at the UKMP Projects, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration, development and mining activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses; mineral reserve and resource estimates and the assumptions upon which they are based; assumptions and discount rates being appropriately applied to the PFS; our assumptions with respect to the likelihood and timing of the AMDIAP; capital estimates; prices for energy inputs, labour, materials, supplies and services the interpretation of drill results, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2017 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission (the "SEC") and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Performance Measures

Some of the financial measures referenced in this press release are non-GAAP performance measures. We have not reconciled forward-looking full year non-GAAP performance measures contained in this news release to their most directly comparable GAAP measures, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. Such reconciliations would require unreasonable efforts at this time to estimate and quantify with a reasonable degree of certainty various necessary GAAP components, including for example those related to future production costs, realized sales prices and the timing of such sales, timing and amounts of capital expenditures, metal recoveries, and corporate general and administrative amounts and timing, or others that may arise during the year. These components and other factors could materially impact the amount of the future directly comparable GAAP measures, which may differ significantly from their non-GAAP counterparts.

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Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended ("CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination. Guide 7 does not define and the SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian rules, subject to certain exceptions, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and any reserves reported by us in the future in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards. Accordingly, information concerning mineral deposits set forth herein may not be to similar information made public by United States companies subject to reporting and disclosure requirements under United States federal securities laws and the rules and regulations thereunder.